November 21, 2019

Division of Corporate Finance Office of Life Sciences Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Responses to the Securities and Exchange Commission

Staff Comments dated November 18, 2019, regarding

Aytu BioScience, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed November 4, 2019

File No. 001-38247

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the November 18, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We are concurrently submitting via EDGAR this letter and Amendment No.1 to the Preliminary Proxy Statement (the “Amendment”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A

Nasdaq Rule 5635(d) Proposal, page 7

Staff Comment No. 1.

Please revise to disclose how you have used or how you intend to use the proceeds from the transaction discussed in this proposal, including the approximate amount devoted to each purpose if determinable. Refer to Item 11(c)(2) of Schedule 14A.

Aytu BioScience, Inc.’s Response:

In response to the Staff’s comments we have updated the disclosure on page 9 under the background section of the Amendment to describe the use of proceeds for the transaction discussed in the Nasdaq Rule 5635(d) Proposal.

Conversion Proposal, page 11

Staff Comment No. 2.

Please revise your disclosure to provide the information required by Items 11, 13 and 14 with respect to the Cerecor acquisition. Refer to Note A of Schedule 14A.

Aytu BioScience, Inc.’s Response:

In response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on page 17 of the Amendment to clarifiy that the shares of common stock issuable upon the conversion of the Series G Preferred Stock do not have preemptive rights. The Company respectfully notes that because the shares of common stock issuable upon the conversion of the Series G Preferred Stock are the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of Regulation S-K is not required other than as set forth in Item 11(b) of Schedule 14A. We believe that the current disclosure in the Amendment, other than Item 13(a) of Schedule 14A, covers the requirements of Item 11. With respect to Items 13 and 14 and Note A of Schedule 14A, the Company advises the Staff that the Company previously considered the instruction in Note A to Schedule 14A in determining whether to include in the Proxy Statement the disclosures required by Items 13 and 14 of Schedule 14A. After review and consideration, the Company determined, and continues to believe, that the instruction in Note A is inapplicable to the Conversion Proposal because it does not involve a solicitation seeking shareholder approval of the authorization of additional securities which are to be used to acquire another company; rather, the Conversion Proposal seeks shareholder approval, in accordance with Nasdaq Listing Rule 5635, of the conversion of our outstanding shares of Series G Preferred Stock into shares of our common stock because the conversion, (i) could result in us issuing more than 20% of our common stock in an offering that is not a public offering (the “Nasdaq Cap”) and (ii) because of the relationship of Armistice in both Cerecor and the Company (the “Nasdaq Acquistion Rule”). In addition, for the reasons discussed more fully below, we believe that the information required by Items 13 and 14 is not material to, and could potentially mislead, our shareholders in connection with the requested vote on the Conversion Proposal.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by shareholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant’s security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition” (emphasis added).

While the Company, through the Conversion Proposal, is asking its shareholders to approve the issuance of additional securities, the additional securities to be issued (shares of common stock) will not be used for the purpose of acquiring Cerecor Inc. (“Cerecor”) or any of its related companies or assets. As disclosed in the Proxy Statement, the Cerecor asset acquisition (the “Acquistion”) has already been fully consummated and the outcome of the vote on the Conversion Proposal will have no impact whatsoever on the Acquisition or in any way facilitate or hinder that completed transaction.

The Conversion Proposal instead relates to the independent questions of whether shares of common stock may be issued upon the conversion of the Company’s previously issued shares of Series G Preferred in excess of the Nasdaq Cap and in accordance with the Nasdaq Acquistion Rule. The Conversion Proposal allows the Company’s shareholders to vote on what the capital structure of the Company will look like on a go-forward basis after the Company’s special meeting. If the Conversion Proposal is not approved, the Series G Preferred Stock will remain outstanding and will not be convertible into shares of common stock. This outcome was contemplated by the Asset Purchase Agreement pursuant to which the shares of Series G Preferred Stock were issued and of which Cerecor was fully aware at the time it made its investment decision.

As disclosed in the Proxy Statement, shares of our Series G Preferred Stock were issued as part of the consideration issued in connection with the Acqusition of certain assets of Cerecor with was completed on October 31, 2019. Under the Company’s organizational documents, Delaware law and Nasdaq listing rules, the Company and its board of directors had full authority, without shareholder approval, to issue the shares of Series G Preferred Stock and to consummate the Acquisition. No shareholder vote is being sought via the Proxy Statement with respect to the authorization of the series of preferred stock. Rather, at special meeting, the Company’s shareholders will be asked to vote on whether the Series G Preferred Stock will be convertible into shares of common stock in excess of the Nasdaq Cap and in compliance with the Nasdaq Acquistion Rule, such vote being required only by the listing rules of the Nasdaq and not by Delaware law or the Company’s organizational documents.

In addition, Instruction 1 to Item 13 of Schedule 14A states that any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. As disclosed above, we do not believe that the information is material for the exercise of prudent judgement in regard to the Conversion Proposal.

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s shareholders with respect to the Conversion Proposal. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the Conversion Proposal and mislead shareholders into believing that by voting against the Conversion Proposal they are voting against the consummation of the Acquisition. We call your attention to page 17 of the Amendment where we have included additional disclosure to the effect that the Acquisition has been fully consummated and that the Acquisition will not be unwound or otherwise affected by the outcome of the vote on the Conversion Proposal.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 720-437-6580, or Anthony W. Epps at (303) 352-1109.

Sincerely,
Aytu BioScience, Inc.

/s/ Joshua Disbrow
Joshua Disbrow
Chief Executive Officer

cc:
Anthony W. Epps, Dorsey & Whitney LLP